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                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            ____________________
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                              SCHEDULE 14D-1
                             (Amendment No. 3)
                             (Final Amendment)

                                    AND

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           ____________________
                  Balcor Equity Pension Investors - III,
                    A Real Estate Limited Partnership
                        (Name of Subject Company)

              Walton Street Capital Acquisition Co. II, L.L.C.
                            Beattie Place LLC
                    Metropolitan Acquisition VII, L.L.C.
                      MAP VII Acquisition Corporation
                       Insignia Financial Group, Inc.
                                (Bidders)

                       LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)

                                  NONE
                    (CUSIP Number of Class of Securities)
                           ____________________

Edward J. Schneidman                                   John A. Healy
Mayer, Brown & Platt                                  Jeffrey P. Cohen
190 South LaSalle Street                               Rogers & Wells
Chicago, Illinois 60603                                200 Park Avenue
(312) 782-0600                                    New York, New York  10166
                                                       (212) 878-8000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

===============================================================================

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CUSIP No.:  None            14D-1/13D
-----------------------

1. Name of Reporting Person: Walton Street Capital Acquisition Co. II, L.L.C. S.S. or I.R.S. Identification Nos. of Above Person:

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2. Check the Appropriate Box if a Member of a Group:             (a)    [x]
                                                                 (b)    [ ]

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3. SEC Use Only:

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4. Sources of Funds:  WC, AF, OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f):

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6. Citizenship or Place of Organization:  Delaware

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7. Aggregate Amount Beneficially Owned by Each Reporting Person:
   48,180.08 Interests

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8. Check if the Aggregate in Row (7) Excludes Certain Shares:

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9. Percent of Class Represented by Amount in Row (7):   Approximately 7.1%
   of the Interests outstanding as of March 31, 1997.

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10. Type of Reporting Person:  OO

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----------------------
CUSIP No.:  None            14D-1/13D
----------------------

1. Name of Reporting Person:  Beattie Place LLC
   S.S. or I.R.S. Identification Nos. of Above Person:

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2. Check the Appropriate Box if a Member of a Group:             (a)    [ ]
                                                                 (b)    [ ]

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3. SEC Use Only:

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4. Sources of Funds:  AF, OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f):

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6. Citizenship or Place of Organization:  Delaware

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7. Aggregate Amount Beneficially Owned by Each Reporting Person:
   48,180.08 Interests

----------------------------------------------------------------------------

8. Check if the Aggregate in Row (7) Excludes Certain Shares:

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9. Percent of Class Represented by Amount in Row (7):   Approximately 7.1%
   of the Interests outstanding as of March 31, 1997.

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10. Type of Reporting Person:  OO

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---------------------
CUSIP No.:  None            14D-1/13D
---------------------

1. Name of Reporting Person: Metropolitan Acquisition VII, L.L.C. S.S. or I.R.S. Identification Nos. of Above Person:

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2. Check the Appropriate Box if a Member of a Group:             (a)    [x]
                                                                 (b)    [ ]

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3. SEC Use Only:

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4. Sources of Funds:  AF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f):

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6. Citizenship or Place of Organization:  Delaware

----------------------------------------------------------------------------

7. Aggregate Amount Beneficially Owned by Each Reporting Person:
   48,180.08 Interests

----------------------------------------------------------------------------

8. Check if the Aggregate in Row (7) Excludes Certain Shares:

----------------------------------------------------------------------------

9. Percent of Class Represented by Amount in Row (7):   Approximately 7.1%
   of the Interests outstanding as of March 31, 1997.

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10. Type of Reporting Person:  OO

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---------------------
CUSIP No.:  None            14D-1/13D
---------------------

1. Name of Reporting Person:  MAP VII Acquisition Corporation
   S.S. or I.R.S. Identification Nos. of Above Person:

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2. Check the Appropriate Box if a Member of a Group:             (a)    [x]
                                                                 (b)    [ ]

-----------------------------------------------------------------------------

3. SEC Use Only:

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4. Sources of Funds:  AF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f):

----------------------------------------------------------------------------

6. Citizenship or Place of Organization:  Delaware

----------------------------------------------------------------------------

7. Aggregate Amount Beneficially Owned by Each Reporting Person:
   48,180.08 Interests

----------------------------------------------------------------------------

8. Check if the Aggregate in Row (7) Excludes Certain Shares:

----------------------------------------------------------------------------

9. Percent of Class Represented by Amount in Row (7):   Approximately 7.1%
   of the Interests outstanding as of March 31, 1997.

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10. Type of Reporting Person:  CO

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--------------------
CUSIP No.:  None            14D-1/13D
--------------------

1. Name of Reporting Person:  Insignia Financial Group, Inc.
   S.S. or I.R.S. Identification Nos. of Above Person:

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2. Check the Appropriate Box if a Member of a Group:             (a)    [x]
                                                                 (b)    [ ]

----------------------------------------------------------------------------

3. SEC Use Only:

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4. Sources of Funds:  WC

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f):

----------------------------------------------------------------------------

6. Citizenship or Place of Organization:  Delaware

----------------------------------------------------------------------------

7. Aggregate Amount Beneficially Owned by Each Reporting Person:
   48,180.08 Interests

----------------------------------------------------------------------------

8. Check if the Aggregate in Row (7) Excludes Certain Shares:

----------------------------------------------------------------------------

9. Percent of Class Represented by Amount in Row (7):   Approximately 7.1%
   of the Interests outstanding as of March 31, 1997.

----------------------------------------------------------------------------

10. Type of Reporting Person:  CO

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                    Amendment No. 3 to Schedule 14D-1

                              Schedule 13D

   This Amendment No. 3 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by Walton Street Capital Acquisition Co. II, L.L.C. (the "Purchaser"), Beattie Place LLC, Metropolitan Acquisition VII, L.L.C., MAP VII Acquisition Corporation and Insignia Financial Group, Inc. with the Commission on May 20, 1996, as amended by Amendment No. 1 filed with the Commission on June 14, 1996 and Amendment No. 2 filed with the Commission on June 26, 1996, and (ii) the Statement on Schedule 13D of the Purchaser, Beattie Place LLC, Metropolitan Acquisition VII, L.L.C., MAP VII Acquisition Corporation and Insignia Financial Group, Inc. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated May 20, 1996 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated June 14, 1996 (the "Supplement") and the related Letter of Acceptance (the "Letter of Acceptance," which together constitute the "Offer").

Item 6. Interest in Securities of the Subject Company.

   Item 6 is hereby amended by the following:

   (a) - (b) At 5:00 p.m., Eastern Time, on Monday, July 8, 1996, the Offer expired pursuant to its terms. Based on information provided by the Depositary, a total of 48,180.08 Interests, representing approximately 7.1% of the outstanding Interests, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Interests at the purchase price of $120 per Interest in cash.

Item 11. Material to be filed as Exhibits.

   (g)(1) Agreement of Joint Filing, dated April 9, 1997, among the Purchaser, Beattie Place LLC, Metropolitan Acquisition VII, L.L.C., MAP VII Acquisition Corporation and Insignia Financial Group, Inc.



                               SIGNATURES


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1997.                 WALTON STREET CAPITAL ACQUISITION
                                       CO. II, L.L.C.


                                       By: /s/ William Abrams
                                           ----------------------------------
                                           William Abrams
                                           Manager


                                       BEATTIE PLACE LLC
                                       By: MAP VII Acquisition Corporation,
                                           its managing member


                                       By: /s/ Jeffrey L. Goldberg
                                           ----------------------------------
                                           Jeffrey L. Goldberg
                                           Vice President


                                       METROPOLITAN ACQUISITION VII, L.L.C.
                                       By: MAP VII Acquisition Corporation,
                                           its managing member


                                       By: /s/ Jeffrey Goldberg
                                           ----------------------------------
                                           Jeffrey Goldberg
                                           Vice President


                                       MAP VII ACQUISITION CORPORATION


                                       By: /s/ Jeffrey Goldberg
                                           ----------------------------------
                                           Jeffrey Goldberg
                                           Vice President


                                       INSIGNIA FINANCIAL GROUP, INC.


                                       By: /s/ Frank Garrison
                                           ----------------------------------
                                           Frank Garrison
                                           Executive Managing Director



                              EXHIBIT INDEX




Exhibit   Description
-------   -----------
(g)(1) Agreement of Joint Filing, dated April 9, 1997, among the Purchaser, Beattie Place LLC, Metropolitan Acquisition VII, L.L.C., MAP VII Acquisition Corporation, and Insignia Financial Group, Inc.